Mail Stop 0510

      March 18, 2005

By U.S. Mail and Facsimile to (330) 796-8836

Michael R. Peterson, Esq.
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

Re:	The Goodyear Tire & Rubber Company
	Preliminary Proxy Statement on Schedule 14A
	Filed on March 9, 2005
 	File No. 1-01927

Dear Mr. Peterson:

      This is to advise you that we reviewed only those portions of the above filings that relate to Proxy Item 2, amendment to the code of regulations to permit the company to notify shareholders of shareholder meetings by electronic or other means of communication.
We have the following comments in that regard. No further review of the filing has been or will be made.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please disclose that when a document is provided through electronic media, the recipient will have comparable access to the information as if it were delivered in paper.

2. Please disclose how you will confirm that the investor has appropriate notice and access to the information.

3. We note Exhibit B, which states that notice of annual meetings may be waived by shareholders. Supplementally, please clarify how this procedure complies with Rule 14a-3.

Closing Comments

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

	To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct questions to Brigitte Lippmann, at (202) 942-
0755, or me at (202) 942-2864.

Sincerely,



Jennifer Hardy
Branch Chief


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Michael R. Peterson, Esq.
The Goodyear Tire & Rubber Company
March 18, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE